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05038774

SECURITIE[S AND EXCHANGE COMMI]SSION
Washington, D.C.

SEC FILE NUMBER
8-2595BD

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

[N]AME OF BROKER - DEALER:

Lazard

[La]zard Frères & Co. LLC ~~and subsidiaries~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Thirty Rockefeller Plaza
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Davis 212-632-6611
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

[INDEP]ENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte

[De]loitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)* SEC 1410(6-02).

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 204, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In Thousands)

ASSETS		LIABILITIES AND MEMBER'S EQUITY	
CASH	$ 41,253	BANK LOANS	$ 4,814
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES	71,371		
SECURITIES OWNED		SECURITIES SOLD BUT NOT YET PURCHASED	
At market value:		At market value:	
U.S. Government and agency securities pledged as collateral	98,341	U.S. Government and agency securities	133,775
Corporate Bonds	61,981	Corporate Bonds	76,425
Equities	46,639	Equities	12,359
Total	206,961	Total	222,559
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	151,245	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE	144,301
SECURITIES BORROWED	852,266	SECURITIES LOANED	624,918
FEES RECEIVABLE - NET	186,232	PAYABLE TO AFFILIATES	175,305
RECEIVABLE FROM CUSTOMERS	17,241	PAYABLE TO CUSTOMERS	37,343
RECEIVABLE FROM BROKERS AND DEALERS	12,031	PAYABLE TO BROKERS AND DEALERS	3,738
NET RECEIVABLE FROM SECURITIES TRANSACTIONS FOR WHICH SETTLEMENT DATE HAS NOT ARRIVED	54,783	OTHER LIABILITIES	272,118
LONG-TERM INVESTMENTS, At fair value	143,280	MINORITY INTEREST	100,537
PROPERTY--NET	16,565		
OTHER ASSETS	190,867	MEMBER'S EQUITY (including $17,913 of accumulated other comprehensive income)	358,462
TOTAL ASSETS	$ 1,944,095	TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,944,095

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(Dollars In Thousands)

1. ORGANIZATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC and subsidiaries (the "Company"), a wholly-owned subsidiary of Lazard LLC (the "Member"), includes the accounts of Lazard Frères & Co. LLC ("LF&Co. LLC"), as well as its wholly-owned non-guaranteed subsidiaries, Lazard Frères & Co. Limited, Lazard Asset Management LLC and subsidiaries (collectively "LAM LLC"), and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company include:

Investment Banking Activities
Capital Markets Activities
Investment Management
Merchant Banking

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America which include industry practices.

At December 31, 2004, approximately $384,826 of assets and $363,076 of liabilities were attributable to subsidiaries which were not consolidated for purposes of LF&Co. LLC's unaudited FOCUS filing at December 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Consolidated Statement of Financial Condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts from a subsidiary's functional currency are included in cumulative translation adjustment on the Consolidated Statement of Changes in Member's Equity. The amounts included in cumulative translation adjustment are not presented net of tax as the Company is not subject to taxation.

Use of Estimates - The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the

Consolidated Statement of Financial Condition. Actual results could differ materially from those estimates.

Cash and Securities Segregated For Regulatory Purposes - At December 31, 2004, cash of $27,200 was deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The remaining balance of $44,171 relates to restricted cash and security deposits made by LAM LLC to satisfy the requirements of various non – U.S. regulatory authorities. There were no securities segregated for regulatory purposes at December 31, 2004.

Long-Term Investments - Long-term investments consist principally of investments in exchange traded funds, merchant banking and alternative investment funds, and other privately managed investments. These investments are carried at fair value on the Consolidated Statement of Financial Condition. Where applicable, the fair value of a publicly traded investment is determined by quoted market prices. Most of the Company's investments included in "long-term investments," however, are not publicly traded and, as a result, are valued based upon management's best estimate. The fair value of such investments is based upon an analysis of the investee's financial results, condition, cash flows and prospects. The carrying value of such investments is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by third party transactions or transactions that directly affect the value of such investments. The Company's investments in partnership interests, including general partnership and limited partnership interests in real estate funds, are recorded at fair value based on changes in the fair value of the partnerships' underlying net assets. Because of the inherent uncertainty in the valuation of investments that are not readily marketable, estimated values may differ significantly from the values that would have been reported had a ready market for such investments existed.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are carried at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by the counterparty in accordance with Financial Accounting Standards Board ("FASB") Financial Interpretation No. ("FIN") 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*.

Securities Owned and Securities Sold But Not Yet Purchased - Securities owned and securities sold but not yet purchased are stated at quoted market values. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities Borrowed and Securities Loaned - Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities

borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

Collateral - The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under Securities Exchange Commission ("SEC") Rule 15c3-3. At December 31, 2004, the market value of collateral accepted under reverse repurchase agreements, in securities borrow transactions and for customer margin loans was $995,525 of which $747,056 was sold or repledged.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis with the related commissions recorded on a trade date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. These receivables and payables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Receivable from and Payable to Brokers and Dealers - Receivable from brokers and dealers primarily consist of securities failed to deliver. Payable to brokers and dealers primarily consist of securities failed to receive. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Net Receivable from Securities Transactions for Which Settlement Date Has Not Arrived - In the normal course of business, the Company enters into proprietary securities transactions. Amounts for securities transactions for which settlement date has not arrived have been included net in the Consolidated Statement of Financial Condition.

Fees Receivable - Fees receivable, primarily consisting of investment banking fees and management and investment advisory fees, is stated net of an allowance for doubtful accounts of approximately $2,260 at December 31, 2004. The estimate is derived by management of the Company by utilizing past client history and an assessment of the client's creditworthiness. The Company recorded recoveries, charge-offs, and other adjustments to the allowance for doubtful accounts of approximately $3,850 for the year ended December 31, 2004.

Property –net - At December 31, 2004 property-net consists of the following:

Leasehold Improvements	$ 71,962
Furniture and Equipment	3,185
Buildings	147
Total	75,294
Less -Acculated depreciation and amortization	58,729
Property - net	$ 16,565

Buildings, leasehold improvements, and furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized over the lesser

of the economic useful life of the improvement or the term of the lease. Depreciation of furniture and equipment is determined using estimated useful lives, generally between two to five years.

Other Liabilities - Other liabilities primarily include compensation and benefits-related accruals.

Minority Interest - Minority Interest includes contractual performance-based compensation and discretionary payments due to the members of LAM LLC and minority interest in various general partnerships. These items, as well as contributed capital to LAM LLC by its members, are recorded in minority interest on the Consolidated Statement of Financial Condition. The Company consolidates various LAM related general partnership interests which it controls but does not wholly own.

Revenue Recognition

Management and Investment Advisory Fees - Management fees are derived from fees for investment management and advisory services provided to institutional and private clients. Revenue is recorded on an accrual basis primarily based on the contractual investment advisory fee applied to the level of client assets under management. Fees vary with the type of assets managed, with higher fees earned on actively managed equity assets, alternative investment (such as hedge funds) and merchant banking products, and lower fees earned on fixed income and money market products. The Company also earns performance-based incentive fees on some investment products, such as hedge funds and merchant banking funds. Incentive fees on hedge funds are generally recorded at the end of the year and are typically calculated based on a specified percentage of a fund's net appreciation during the year. Incentive fees on hedge funds are generally subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against future period net appreciation before any incentive fees can be earned. The Company makes merchant banking investments with its own capital, usually alongside capital of qualified institutional and individual investors. These activities typically are organized in funds that make investments in private or public companies, generally through privately negotiated transactions. With respect to merchant banking funds, the Company may also earn incentive fees in accordance with the terms of the funds' respective agreements. These fees are in the form of a carried interest, which is calculated and earned when profits from the liquidation of the underlying investments of the fund exceed a specified threshold. Accordingly, revenue from merchant banking incentive fees are recorded when the underlying investments have been liquidated and the profit is realized. The impact of future underperformance by the merchant banking funds is that the Company will not earn any incentive fees, investment advisory fees will be reduced since revenue is based on the value of assets under management, and the value of the Company's merchant banking investment will be lower. Receivables relating to management fees are reported in fees receivable on the Consolidated Statement of Financial Condition.

Investment Banking and Other Advisory Fees - Fees for mergers and acquisitions advisory services, financial restructuring advisory services and private equity capital raising advisory services are recorded when billed, which is generally the date the related transactions are consummated. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Investment banking and other advisory fees are presented net of transaction related expenses.

Commissions - Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings.

Trading Gains and Losses -net - Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, not yet purchased, and long term investments are recognized in trading gains and losses in the current period. Realized gains and losses and any related interest amounts

are included in trading gains and losses, net and interest income and interest expense, respectively, depending on the nature of the instrument. Trading gains and losses are recorded on a trade date basis.

Underwriting - Underwriting revenue is accrued on a trade date basis and represents fees earned, net of estimated transaction related expenses, on primary offerings of debt and equity securities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Underwriting fees are recorded net of transaction related expenses.

Soft Dollar Arrangements - The Company's Asset Management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers. Instead, the broker is obligated to pay for the services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the Asset Management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, we may have to bear the costs of research and other services.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2003, the FASB issued FIN 46R, *Consolidation of Certain Variable Interest Entities- an interpretation of ARB No. 51,* which further clarifies FIN 46 issued on January 17, 2003. FIN 46R clarifies when an entity should consolidate another entity known as a Variable Interest Entity (VIE), more commonly referred to as a special purpose entity, or SPE. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPE's. FIN 46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the VIE's expected residual returns if they occur, or both. FIN 46R does not apply to certain qualifying SPEs (QSPEs), the accounting for which is governed by Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financing Assets and Extinguishments of Liabilities.* FIN 46R is effective for newly created VIEs beginning January 1, 2004 and for existing VIEs at the beginning of the first annual period beginning after December 15, 2004.

Effective January 1, 2004, the Company adopted FIN 46R for VIEs created after December 31, 2003 and for VIEs in which the Company obtains an interest after December 31, 2003. The Company adopted FIN 46R on January 1, 2005 for VIEs in which it holds a variable interest that it acquired on or before December 31, 2003.

The Company is involved with various entities in normal course of business that are VIEs and may hold variable interests in such VIEs. Transactions associated with these entities primarily include investment management, real estate and private equity investments. The Company currently consolidates entities in which it has a controlling financial interest in accordance with accounting principles generally accepted in the U.S. Those VIE's for which the Company is deemed to be the primary beneficiary will be consolidated in accordance with the effective dates listed above.

Lazard Merchant Banking services consist of making private equity, venture capital and real estate investments on behalf of customers. At December 31, 2004, in connection with its Merchant Banking activities, the net assets of entities for which the Company has a significant variable interest, and could be deemed the primary beneficiary when FIN46R is adopted for VIEs acquired on or before December

31, 2003, was approximately $96,733. The Company's variable interests associated with these entities, consisting of investments, carried interest and management fees, was approximately $23,983, which represents the maximum exposure to loss only if total assets declined 100% at December 31, 2004. The Company holds variable interests in certain other VIEs through its Merchant Banking business for which the Company is not the primary beneficiary.

In connection with its Capital Markets activities, the Company holds a significant variable interest that existed prior to December 31, 2003, but is not the primary beneficiary, in an entity with assets of $2,000 and liabilities of $14,600. The variable interests associated with this entity, primarily Paid-In-Kind (PIK) notes, were approximately $14,600 at December 31, 2004. As the note holders have sole recourse only to the underlying assets, the Company has no exposure to loss at December 31, 2004.

In December 2003, FASB revised Statement 132, *Employers' Disclosure about Pensions and Other Postretirement Benefits*. The Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit costs of defined pension plans and other defined benefit postretirement plans. The disclosure requirement of this Statement becomes effective for fiscal years ending after June 15, 2004. The Company has adopted FASB revised Statement 132 effective December 31, 2004.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

At December 31, 2004, amounts receivable from and payable to brokers and dealers included:

Receivable:	
Securities failed to deliver	$ 8,261
Brokers, dealers and clearing organizations	3,770
	$ 12,031
Payable:	
Securities failed to receive	$ 3,549
Brokers, dealers and clearing organizations	189
	$ 3,738

5. RELATED PARTY TRANSACTIONS

In the normal course of business the Company transacts business with or provides services for certain other affiliates and subsidiaries of the Member. In addition, the Company maintains investments in various affiliated entities. Pursuant to agreements with certain of these entities, the Company may make additional capital contributions at the request of the respective entity. A description of material related party transactions included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2004 or for the year then ended is set forth below.

Investment Banking Fees - The Company, in the normal course of business, will periodically share investment banking fees with other Lazard affiliates who have jointly performed services relative to the completion of certain transactions.

Executive Management Service Charge ("EMSC") -The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company ("LSCC"), is allocated a portion of the costs

associated with the management, administration and operations of the consolidated Lazard LLC group. Such costs are allocated based on the relative percentage of revenues of each affiliate.

Operating Expense Reimbursements - Through agreements with certain affiliates, the Company may either directly incur or reimburse operating expenses incurred by such affiliate plus an agreed margin.

Intercompany Loans - The Company, through LFNY Funding, has extended a loan of $3,405 (€2,500) to another affiliate, Lazard Asesores Financieros, S.A. The maturity date of such loan, which was originally January 20, 2005, is in the process of being extended. Such loan accrues interest at 5% per annum. Repayment may be accelerated provided that the prepayment sum is not less than €250. The balance of the loan is included in other assets on the Consolidated Statement of Financial Condition.

Payable to Affiliates - In 2003, as part of a series of transactions, the Member and Banca Intesa S.p.A. ("Intesa") entered into a strategic alliance wherein, among other things, Intesa became a 40% partner in Lazard LLC's Italian business (the "Joint Venture"), with the Member retaining the remaining 60% partnership interest. In connection therewith, Intesa made a capital contribution in the Joint Venture and purchased a subordinated note issued by the Joint Venture. Pursuant to a Senior Credit Agreement (the "Credit Agreement") entered into between the Joint Venture and LFNY Funding in June 2003, substantially all of the proceeds of such investments made by Intesa in the Joint Venture were then loaned (the "Loan") to LFNY Funding.

At December 31, 2004, the Loan, which is currently denominated in part in Euros and in part in U.S. dollars, has a U.S. dollar equivalent outstanding amount of $165,305 and is included in payable to affiliates on the Consolidated Statement of Financial Condition. The Loan bears interest, payable annually at a rate of 4.5% per annum, and has a maturity date in June 2033. Subject to certain conditions, the maturity date can be extended for up to three additional five-year periods. The Loan can be prepaid without penalty or premium. The Credit Agreement also provides that LFNY Funding may borrow, repay and re-borrow amounts as provided therein.

Also included in payable to affiliates is an inter-company loan between LAM LLC and Lazard Funding LLC ("the Lender"), a subsidiary of the Member. Such loan, in the amount of $10,000, is payable on demand within 30 days of the Lender providing notice to LAM LLC, or, if such demand is not made, on the April 16, 2008. Subject to certain conditions, the term of the loan may be extended. Interest is paid semi-annually at the rate of 3.25% per annum. LAM LLC may make prepayments, in whole or in part, without premium or penalty providing not less than five (5) business days notice is given to the Lender.

6. TRADING ACTIVITIES AND RELATED RISK

The Company's trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market risk - Market risk is the potential that a security's value could change by fluctuations in interest, credit spreads, or equity price risk. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company's securities owned and securities sold but not

yet purchased. The Company typically uses U.S. Treasury securities to manage interest rate risk relating to interest bearing deposits of non-U.S. banking operations as well as certain non-U.S. securities owned.

Currency Risk - Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments.

Equity Price Risk - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Company is subject to equity price risk primarily in securities owned and securities sold, not yet purchased.

Credit Risk - The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of securities transactions includes the purchase and sale of securities by the Company, which may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk - The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2004, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily results from securities owned that are issued by the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for resale agreements and securities borrowed transactions. The Company's direct exposure on these transactions is with the counterparty; thus, the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default.

Off-Balance Sheet Risks - The Company may be exposed to a risk of loss not reflected on the Consolidated Statement of Financial Condition for securities sold, not yet purchased, should the value of such securities rise.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers who are generally

institutional investors and brokers and dealers that are members of major exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

It is the Company's policy to take possession of securities purchased under agreements to resell and securities borrowed. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently repurchased.

7. EMPLOYEE BENEFIT PLANS

The Company provides certain retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

The Company also has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a Company sponsored investment vehicle for certain key employees. The Company records expenses for the Plan on the dates on which capital calls from such vehicle are funded. At December 31, 2004, the Company had remaining commitments of approximately $5,689 under the Plan.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans-the Employees' Pension Plan ("EPP"), which provides benefits to substantially all employees based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2004, the pension plan assets were invested in a portfolio consisting primarily of equity and fixed-income mutual fund investments managed by LAM. EPPS is a non-qualified supplemental plan and was unfunded at December 31, 2004. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes.

Defined Contribution Plan - The Company sponsors a defined contribution plan which covers substantially all of its employees. The Company did not match employee contributions to the plan prior to the amendment on December 14, 2004. The Company also sponsors a profit sharing plan which covers eligible Managing Directors of the Company. The Company makes contributions to the plan from funds that would have otherwise been distributable profits. As such, contributions to the Profit Sharing Plan are included in capital withdrawals.

The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering substantially all of its employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

Amendments to Employee Benefit Plans - On December 14, 2004, the Company announced the following amendments to its defined benefit pension plan, defined benefit pension plan supplement,

defined contribution plan and post-retirement medical plan, all of which will be implemented subsequent to December 31, 2004:

Defined Benefit Pension Plan and Pension Plan Supplement - Effective as of January 31, 2005, the Employees' Pension Plan and the Employees' Pension Plan Supplement will be amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting, however, future service will not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 will be retained.

Defined Contribution Plan - Effective January 1, 2005, the Defined Contribution Plan (the "401(k) Plan") will be amended to implement an employer match to participant pre-tax contributions. The Company will match 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of service. Any service accrued prior to January 1, 2005 will count toward this three-year vesting requirement.

Post-Retirement Medical Plan - Effective December 31, 2005, post-retirement health care benefits will no longer be offered to those Members and employees hired on or after the effective date and for those Members and employees hired before the effective date who attain the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy will change for those who qualify for the benefit.

The following table summarizes the benefit obligations, the fair value of the assets and the funded status at December 31, 2004:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Change in Benefit Obligation			
Benefit obligation at January 1, 2004	$ 35,199	$ 2,286	$ 16,279
Service Cost	3,762	341	1,925
Interest Cost	2,193	138	965
Amendments	561	41	(11,068)
Plan Participants' Contributions			46
Curtailment gain	(5,759)	(1,275)	
Actuarial loss	2,126	72	442
Benefits Paid	(3,379)	(131)	(473)
Benefit obligation at December 31, 2004	34,703	1,472	8,116
Change in Plan Assets			
Fair Value of Plan Assets at January 1, 2004	31,178		
Actual Return on Plan Assets	3,420		
Employer Contribution	3,700	131	427
Plan Participants' Contributions			46
Benefits Paid	(3,379)	(131)	(473)
Fair Value of Plan Assets at December 31, 2004	$ 34,919	$	$
Funded Status			
Unfunded Benefit Obligation	216	(1,472)	(8,116)
Unrecognized Prior Service Cost			(11,068)
Unrecognized Actuarial (Gain)/Loss	6,883	(334)	3,344
Prepaid (accrued) benefit cost recognized in the consolidated statement of financial condition	$ 7,099	$ (1,806)	$ (15,840)
Amounts Recognized in the Consolidated Statement of Financial Condition			
Prepaid Benefit Cost (included in "other assets")	$ 7,099	$	$ 15,840
Accrued Benefit Liability (included in "other liabilities")		(1,806)	
Net Amount Recognized	$ 7,099	$ (1,806)	$ 15,840
Weighted-average assumptions used to determine Benefit Obligations at December 31, 2004:			
Discount rate	6.00 %	6.00 %	6.00 %
Expected return on plan assets	8.00 %	N/A	N/A
Rate of compensation increase	5.50 %	5.50 %	N/A
Weighted-average assumptions used to determine Net Periodic Benefit Cost at December 31, 2004:			
Discount rate	6.25 %	6.25 %	6.25 %
Expected return on plan assets	8.00 %	N/A	N/A
Rate of compensation increase	5.50 %	5.50 %	N/A

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. The expected long-term rate of return on plan assets is based on expected returns on different asset classes held by the plan in light of prevailing economic conditions as well as historic returns. This included considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the computation of the December 31, 2004 benefit obligation. The rate was assumed to decrease gradually to 6% through 2008 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Total service and interest costs	897	(649)
Accumulated postretirement benefit obligation	1,144	(957)

The following table summarizes the benefit costs return on plan assets, benefits paid and contributions for the period January 1, 2004 to December 31, 2004:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Components of net periodic benefit costs:			
Service cost	$ 3,762	$ 341	$ 1,925
Interest cost	2,194	138	965
Expected return on plan assets	(2,445)		
Amortization of net (asset)/obligation	(103)		
Amortization of net:			
Prior service cost	410	87	
Recognized actuarial (gain)/loss	579	(17)	30
Net Periodic benefit cost	4,397	549	2,920
Curtailment (gain)/loss	3,656	(609)	
Total benefit cost	$ 8,053	$ (60)	$ 2,920
Actual return on plan assets	3,420		
Employer contribution	3,700	131	428
Plan participants' contribution			46
Benefits paid	(3,379)	(131)	(473)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Pension	Pension Plan Supplement	Postretirement Benefits
2005	$ 1,477	$ 23	$ 336
2006	1,622	26	382
2007	1,764	35	438
2008	1,805	40	446
2009	1,813	43	472
2010 - 2014	9,597	325	3,159

Plan assets - The Company's pension plan weighted-average asset allocations at December 31, 2004 by asset category are as follows:

Asset Category	
Equity Securities	68%
Debt Securities	32%

Investment Policies and Strategies - The Company's Employees' Pension Trust - The primary investment goal is to ensure that the plan remains well funded, taking account of the likely future risks to investment returns and contributions. As a result, a portfolio of assets is maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plan without exposing the trust to an unacceptable risk of under funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plan over a reasonable time period is considered when determining the level of risk that is appropriate.

Measurement Date – The measurement date for the Company's employee benefit plans was December 31, 2004.

Employer Contributions - The Company made a pension contribution during the year ended December 31, 2004 in the amount of $3,700.

Employee Contributions - Employee pension contributions are neither required nor allowed.

Employees of Lazard Asset Management, Limited are covered by a defined benefit pension plan of Lazard & Co., Holdings Limited, a UK affiliate.

8. BORROWINGS AND INDEBTEDNESS

Bank Loans - Included in bank loans are overdrafts of approximately $3,265 and a nonrecourse senior secured term loan of $1,535. The nonrecourse senior secured term loan is collateralized solely by certain fixed assets and leasehold improvements. Pursuant to Securities and Exchange Commission regulations and approval from the New York Stock Exchange, Inc., such loan reduces the amount of fixed assets and leasehold improvements which would otherwise be considered nonallowable assets in the determination of regulatory net capital. Such loan is being repaid in equal annual installments through

September 30, 2005. The interest is payable quarterly at an annual rate of 8.59%. Repayment may be accelerated under certain conditions. The carrying amount of this loan approximates fair value.

Subordinated Loans -The Company can borrow up to $150,000 of subordinated debt under a Revolving Credit Agreement, which, based on approval by the Company's regulators, qualifies as additional net capital. The interest rate on such borrowings is based upon the prevailing market rate on the dates issued. There were no borrowings outstanding under this agreement at December 31, 2004.

9. COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancelable lease agreements which expire on various dates through March 18, 2013. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements which expire on various dates through March 2013. Minimum rental commitments, excluding sublease income, under noncancelable leases are as follows:

December 31	Minimum Rental Commitments
2005	$ 23,671
2006	23,598
2007	23,646
2008	23,217
2009	23,299
Thereafter	86,440
Total	$ 203,871

Other Commitments - At December 31, 2004, the Company had guaranteed compensation arrangements with external advisors aggregating $617 through 2005. In addition, the Company has agreements relating to future compensation to certain employees through 2008. The future compensation relating to these employees is $2,698, $1,584, $317 and $256 for the years ended December 31, 2005, 2006, 2007 and 2008, respectively. Such agreements are cancelable under certain circumstances.

The Company has various other contractual commitments arising in connection with its Alternative Investing activities.

Guarantees - FASB FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements should certain conditions exist.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Management believes, based on current available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition.

The Company has received a letter from the NASD as part of what it understands to be an industry investigation relating to gifts and gratuities. In addition, the Company has received a subpoena from the SEC similarly seeking information concerning gifts and entertainment involving a mutual fund company. The Company believes that other broker-dealers have received similar subpoenas. These investigations are in their early stages and the Company cannot predict their potential outcomes.

10. MEMBER'S EQUITY

Pursuant to the Company's Operating Agreement, the Company allocates and distributes to its Member a substantial portion of its distributable profits in three monthly installments, as soon as practicable after the end of each fiscal year. Such installment distributions usually begin in February. In addition, other periodic distributions are made to the Member for capital withdrawals.

11. REGULATORY AUTHORITIES

Lazard Frères & Co. LLC is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. At December 31, 2004, the company's regulatory net capital of $83,165 was 437 % of aggregate debit items, and its regulatory net capital in excess of the minimum was $81,665.

Certain Lazard Asset Management LLC subsidiaries are subject to various other capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2004 each of these subsidiaries individually was in compliance with its capital requirements.

12. UNINCORPORATED BUSINESS TAX

New York City Unincorporated Business Tax ("UBT") is attributable to the operations of the Member. Pursuant to an agreement with the Member, the Company records the UBT liability and provision resulting from the Member's operations and remits such amount in settlement of the Member's UBT liability.

13. SUBSEQUENT EVENT

Initial Public Offering - The Member is currently contemplating an initial public offering that, if completed as currently contemplated, will cause a separation of the Company's Capital Markets and Merchant Banking activities, which consists of equity, fixed income and convertibles sales and trading, research, underwriting services, and merchant banking fund management activities into a privately held company, LFCM Holdings LLC.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2005

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP